BID RATE NOTE

$175,000,000.00                   Dallas, Texas                   April 15, 1997


         FOR VALUE RECEIVED, the undersigned, FRANCHISE FINANCE CORPORATION OF AMERICA, a Delaware corporation ("Borrower"), HEREBY PROMISES TO PAY to the order of SIGNET BANK ("Lender") the lesser of ONE HUNDRED SEVENTY-FIVE MILLION AND NO/100 DOLLARS ($175,000,000.00) and the unpaid principal amount of the Bid Rate Loans (as defined in the Credit Agreement hereinafter defined) made by Lender to Borrower, pursuant to the Credit Agreement, payable at such times, and in such amounts, as are agreed to by Lender and Borrower pursuant to Section 2.2(h) of the Credit Agreement. The books and records of Administrative Agent shall be prima facie evidence of all sums due Lender.

         Borrower promises to pay interest on the unpaid principal amount of the Bid Rate Loans from the date made until such principal amount is paid in full, at such interest rates, and payable at such times, as are agreed to by Lender and Borrower pursuant to Section 2.2(g) of the Credit Agreement.

         Both principal and interest are payable in lawful money of the United States of America to Administrative Agent (as defined in the Credit Agreement) (for the account of Lender) at its principal banking house at NationsBank Plaza, 901 Main Street, Dallas, Texas 75202, or such other place as Administrative Agent may direct, in immediately available funds.

         This Bid Rate Note is one of the Bid Rate Notes evidencing Bid Rate Loans referred to in, and is entitled to the benefits of, the Amended and Restated Credit Agreement dated as of April 15, 1997, among Borrower, NationsBank of Texas, N.A., as Administrative Agent, Lender and certain other lenders (as from time to time amended, modified or supplemented, the "Credit Agreement"). The Credit Agreement, among other things, contains provisions for acceleration of the maturity hereof upon the happening of an Event of Default (as defined in the Credit Agreement) and also for prepayments on account of principal hereof prior to the maturity hereof upon the terms and conditions therein specified.

         Borrower and each guarantor, surety and endorser waives demand, presentment, notice of dishonor, protest and diligence in collecting sums due hereunder; agrees to application of any debt of Lender to the payment hereof; agrees that extensions and renewals without limit as to number, acceptance of any number of partial payments, releases of any party liable hereon, and releases or substitutions of collateral, before or after maturity, shall not release or discharge its obligation under this Bid Rate Note; and agrees to pay in addition to all other sums due hereunder reasonable attorney's fees if this Bid Rate Note is placed in the hands of an attorney for collection or if it is collected through bankruptcy or other judicial proceeding. Borrower agrees that during the full term hereof the maximum lawful interest rate for this Bid Rate Note determined under Texas law shall
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be the  indicated  rate ceiling as  specified  in Article  5069-1.04 of V.A.T.S.
Further, to the extent that any other lawful rate ceiling exceeds the rate ceiling so determined, then the higher rate ceiling shall apply. Chapter 15 of the Texas Credit Code does not apply to this Bid Rate Note.

         This Bid Rate Note shall be governed by and construed in accordance with the laws of the State of Texas.

                                        FRANCHISE FINANCE CORPORATION
                                        OF AMERICA, a Delaware corporation



                                        By:      /s/ John R. Barravecchia
                                                 -------------------------------
                                                 John R. Barravecchia
                                                 Executive Vice President and
                                                 Chief Financial Officer